                                Earl T. Shannon

                                President

                                Salty’s Warehouse, Inc.

                                1850 Southeast 17th Street, Suite 300

                                Fort Lauderdale, FL 33316

June 19, 2006

Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:          Salty’s Warehouse, Inc.

                Registration Statement on Form SB-2, filed December 27, 2005

                Registration No. 333-130707

Dear Ms. Wolff:

This letter and Amendment No.2 to the above captioned registration statement, filed simultaneously, serve as a response to your letter dated February 15, 2006. Responses are keyed to the comments in your letter and provide requested additional information accordingly.

General

1.             We have revised the Registration Statement to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering and the selling shareholders, including affiliates, will be identified as underwriters. We have revised the disclosure throughout the prospectus accordingly

Risk Factors

We have never been profitable and expect to incur future…..

2.             We have expanded to disclose the going concern language in our auditor’s opinion.

Management’s Discussion and Analysis

Critical Accounting Policies

3.             We have revised the critical accounting policies and estimate section as follows:

“Our discussion of financial condition and results of operations is based upon the information reported in our financial statements.  The preparation of these statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities at the date of our financials statements.  We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time.  Actual results may vary from our estimates due to changes in circumstances, weather, politics, economics, mechanical problems, general business conditions and other factors.  The only material estimates we made were a valuation allowance related to utilization of income tax operating loss carryforwards and an estimate of volatility in calculation of option values.

In determining whether a deferred tax asset should be recorded for our net operating loss carryforward for income taxes we decided that a full valuation allowance was needed as we are unsure when and if we will ever be able to use the income tax loss carryforwards.  Our estimate of volatility of 32.5% for the calculation of the fair market value of options that were granted was based on our estimate of what volatility would be for our stock if it were currently trading.  We believe we have no critical accounting policies and our significant accounting policies are detailed in Note 1 to our financial statements for the year ended December 31, 2004, included elsewhere in this prospectus.”

By using an estimate of 100% for an income tax loss carryforward valuation allowance we believe there is no risk for this as this will be utilized only when we determine that it is certain that we will be able to use the carryforward.  The volatility percent used in the calculation of option value was based on the experience of Weaver & Martin, our auditors, for similar types of companies that are currently trading.  The risk is minimal as the number of options is not significant so even a large change in volatility would have an immaterial effect on the financial statements.

Results of Operation

4.             We have revised the section in question to clarify that we can neither predict, assess nor prevent fluctuation.  We attempt  to offer products at competitive prices.  Due to the highly competitive nature of Internet sales, we respond to a significant decrease in demand by either lowering our price, if possible, or changing products offered. When the products we are offering are no longer in demand, we respond by changing our product line, item by item.  Because of the unpredictable nature of fluctuations, we do not attribute fluctuations to any particular item or event. Our business model is to respond to fluctuation with immediate change.  We do not account for or analyze the fluctuations as we do not believe it to be a prudent use of resources, given our business model.

Liquidity and Capital Resources

5.             Proceeds raised in the private offering are being held in an attorney trust account because said proceeds are used to pay attorney and accounting fees, as they accrue, for convenience.

Fluctuations in Operating Results

6.             We have revised this section to clearly reflect that our operations are not affected by economic conditions in any particular geographic area, as our business does not target any particular geographic areas.  In addition, we are not worldwide on the Internet.

Marketing and Distribution

7.             We have revised the paragraph in question to clarify that there is no fixed mark-up rate between Salty’s Warehouse and its suppliers because Salty’s Warehouse endeavors to undersell other vendors.   The range of markup varies from two percent to thirty percent, depending on the product and the time said product is sold.

Exhibits

8.             The Legal Opinion is filed herewith.

                                                                                                                Sincerely,

/s/ Earl T. Shannon

                                                                                                                Earl T. Shannon

                                                                                                                President

                                                                                                                Salty’s Warehouse, Inc.

cc:  Ruba Qashu, esq.